FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2006

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: June 19, 2006	/s/ Donat Madilo Donat Madilo Treasurer

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Banro Corporation 1 First Canadian Place Suite 7070, 100 King Street West Toronto, Ontario M5X 1E3

Item 2	Date of Material Change

June 7, 2006

Item 3	News Release

The news release (the “News Release”) was issued on June 7, 2006 through Canada NewsWire.

Item 4	Summary of Material Change

See item 5 below.

Item 5	Full Description of Material Change

Banro Corporation (the “Company” or “Banro”) announced in the News Release further drilling and soil geochemical results from the Company’s wholly-owned Lugushwa project, located on the Twangiza-Namoya gold belt in the Democratic Republic of the Congo (the “DRC”).

Assay results have been received for an additional eight core holes drilled on the G20 and D18 prospects at Lugushwa.

Highlights include:

•	Hole LDD008 intersected 20.80 metres grading 2.49 g/t Au from 0.00 metres
•	Hole LDD011 intersected 11.59 metres grading 12.67 g/t Au from 80.11 metres
•	Hole LDD015 intersected 43.90 metres grading 1.66 g/t Au from 0.00 metres
•	Hole LDD014 intersected 41.55 metres grading 1.62 g/t Au from 0.00 metres

These drilling results are over a strike length of 300 metres at prospect G20 and 450 metres on prospect D18. Core holes were inclined at between minus 55 and 60 degrees and averaged 152 metres in depth with a maximum of 286.93 metres down the hole. Core recovery for these holes averaged 86% within the mineralized zones. It is estimated that the true widths of the mineralized intercepts varies from 50% to 85% of the drill hole intercepts.

The geological setting of the mineralization at G20 and D18 consists of chloritic schists with quartzite intercalations. Mineralised quartz veins and stockworks occur as a network of interlocking conjugate sets with trends oriented from NE-SW and E-W to ESE-WNW with steep dips towards the SW and NW, and moderate dips towards the north respectively.

Results from the core holes are tabulated below:

Summary of Drill Hole Results

HOLE #	NORTHING	EASTING	AZIMUTH	INCL.	MINERALIZATION
	(UTM)	(UTM)			FROM	TO	WIDTH	Au
			(°)	(°)	(m)	(m)	(m)	(g/t)

LDD007	9624062.9	595603.8	135	-60	80.27	115.09	34.82	1.21
Including:					80.27	83.77	3.50	2.21
					88.00	91.53	3.53	1.35
					97.96	115.09	17.13	1.50
					150.98	156.98	6.00	1.77
LDD008	9623985.5	595563.9	135	-55	0.00	20.80	20.80	2.49
					27.54	30.85	3.31	1.37
LDD009	9624089.8	595479.2	135	-55	72.38	80.71	8.33	1.58
LDD011	9624131.7	595420.1	135	-60	80.11	91.70	11.59	12.67
LDD012	9624120.5	595655.9	135	-55	0.00	11.30	11.30	0.96
					54	58.1	4.10	1.18
					81.95	94	12.05	0.96
					99.9	101.8	1.90	0.90
					127	128.2	1.20	1.06
					131.12	131.82	0.70	2.11
					144.35	147.4	3.05	1.22
					163.3	165.35	2.05	1.06
LDD013	9623824.0	595653.0	225	-55	0	17.4	17.4	1.69
					38.4	41	2.60	4.19
					64.00	71.25	7.25	0.96
LDD014	9623686.0	595637.0	265	-55	0.00	63.78	63.78	1.34
Including:					0.00	41.55	41.55	1.62
					49.76	63.78	14.02	1.01
LDD015	9623686.0	595637.0	265	-60	0.00	76.85	76.85	1.18
Including:					0.00	43.90	43.90	1.66

_________________

Above gold assays are uncut. Drill hole LDD010 was abandoned due to poor recoveries.

Drill cores for assaying were taken at a maximum of one metre intervals and were cut with a diamond saw with one-half of the core placed in sealed bags and sent to the Company’s sample preparation facility in Bukavu, DRC. The core samples were then crushed down to minus 2mm, split with half the sample then being pulverised down to 75 microns. A portion of the pulverised sample was then shipped to the SGS Laboratory (which is independent of the Company) at Mwanza in Tanzania where the samples were analysed for gold by fire assay using a 50 g sample. As part of the Company’s QA/QC procedures, internationally recognised standards, duplicates and blanks were inserted into the sample batches.

In addition to the drilling program, ongoing exploration continued to assess the full extent of the main mineralised trend at Lugushwa. Soil geochemical results at the Carriere A prospect in the southwest have now been received and have extended the soil geochemical anomaly (>100 ppb Au ) for another 640 metres to the southwest. Soil samples were taken every 40 metres along grid lines 160 metres apart. Soil samples were prepared at the Company’s sample preparation facility in Bukavu, DRC where the samples were dried, sieved and then split with half the sample then being pulverised down to 75 microns. A portion of the sieved and pulverised samples were then shipped to the SGS Laboratory (which is independent of the Company) in Mwanza, Tanzania where the samples were analysed for gold by fire assay using a 50 g sample. As part of the Company’s QA/QC procedures, internationally recognised standards, duplicates and blanks were inserted into the sample batches.

Commenting on these results at Lugushwa, Peter Cowley, President and C.E.O. of the Company, said: “These drilling results at Lugushwa continue to intersect wide zones of near surface gold mineralisation while the ongoing soil and trenching programs have further extended the mineralised trend to over 5,000 metres and it remains open to the northeast and southwest.”

A previous study prepared for Banro by independent geological consultants Steffen, Robertson and Kirsten (UK) Ltd. on historic data at Lugushwa outlined an Inferred Mineral Resource of 37,000,000 tonnes grading 2.3 g/t Au, equivalent to 2,735,000 ounces of gold. Additional information with respect to the Lugushwa property is set out in the technical report of Michael B. Skead (who is the Company’s Vice President of Exploration) dated March 30, 2006, and entitled “NI 43-101 Technical Report, Lugushwa Project, South Kivu Province, Democratic Republic of the Congo”. Copies of both of these reports can be obtained from SEDAR at www.sedar.com.

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Led by a proven management team with extensive gold and African experience, Banro’s strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Qualified Person
The exploration results disclosed in this report have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company’s geological staff based in Bukavu, DRC, under the supervision of Michael B. Skead (Aus.I.M.M), the Company’s Vice President of Exploration and a “qualified person” (as such term is defined in National Instrument 43-101).

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change referred to herein and this report are as follows:

Peter N. Cowley (President and Chief Executive Officer) — (44) 790-454-0856 (United Kingdom telephone number).

Item 9	Other Information

Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission (the “SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used in this report, such as “inferred” “resources”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Forward-Looking Statements: This report contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words or statements that certain events or conditions “may” or “will” occur, and include without limitation, statements regarding potential mineralization and resources, exploration results and future plans and objectives of the Company. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Factors that could cause such differences include changes in world gold markets and equity markets, political developments in the DRC, changes to regulations affecting the Company’s activities, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting drilling results and other ecological data and the other risks involved in the gold exploration and development industry. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Item 10	Date of Report

June 16, 2006